Exhibit (a)(1)(M)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 18, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Third Wave Technologies, Inc.

at

$11.25 Net Per Share

by

Thunder Tech Corp.

a direct wholly-owned subsidiary of

Hologic, Inc.

Thunder Tech Corp., a Delaware corporation (the “Purchaser”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (collectively, the “Shares” and each, a “Share”), of Third Wave Technologies, Inc., a Delaware corporation (“Third Wave”), at a price of $11.25 per Share, net to the seller in cash, without interest (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Purchaser is a wholly-owned subsidiary of Hologic, Inc., a Delaware Corporation (“Hologic”). Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Goldman, Sachs & Co., which is acting as dealer manager for the Offer, Computershare Trust Company, N.A., which is acting as the depositary for the Offer (the “Depositary”) and Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Third Wave. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 16, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to a financing condition. However, the Purchaser has recently been formed for the limited purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that it will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. As contemplated by the Merger Agreement, the Purchaser plans to obtain the financial resources to pay for the Shares tendered in the Offer from Hologic. Hologic has entered into a commitment letter with Goldman Sachs Credit Partners L.P. (“GSCP”), dated as of June 8, 2008 (the “Commitment Letter”). Under the Commitment Letter, GSCP has agreed to provide senior secured term loans to Hologic in the aggregate amount of $600,000,000 and a senior secured revolving line of credit in the amount of $200,000,000 in order to finance the Offer, the Merger and the related transactions. Hologic has agreed with Third Wave to provide the Purchaser with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. If Hologic fails to obtain timely the financing contemplated by the Commitment Letter, Hologic may not be able to provide the Purchaser the necessary resources to pay for the Shares. Hologic, the Purchaser and Third Wave have agreed that Third Wave will have the right to terminate the Merger Agreement if all of the conditions to the Offer have been satisfied; and Hologic is not in breach of its obligations under the Merger Agreement (other than its failure to accept and pay for the shares validly tendered and not withdrawn in the Offer, in accordance with the terms of the Offer and the Merger Agreement); GSCP has not funded the debt financing contemplated by the Commitment Letter (described in Section 10 of the Offer to Purchase); and Hologic has failed to accept and pay for the Shares validly tendered and not withdrawn in the Offer in accordance with the terms of the Offer and the Merger Agreement (such grounds for termination referred to as a “No Fault Financing Failure”) except that Third Wave may not terminate the Merger Agreement as a result of a No Fault Financing Failure or as a result of a material breach by Hologic of any representation, warranty, covenant or agreement on its part or on the part of the Purchaser if the sole reason that Hologic does not obtain the debt financing contemplated by the Commitment Letter is Third Wave’s failure to use commercially reasonable efforts to provide the information relating to Hologic’s financing that it is required to provide pursuant to the Merger Agreement. If the Purchaser fails to consummate the Offer because Third Wave has elected to terminate the Merger Agreement as the result of a No Fault Financing Failure, Hologic and Third Wave have agreed that Third Wave’s sole remedy will be its receipt from Hologic of an $18 million termination fee. The Merger Agreement (as defined below) includes customary representations, warranties and covenants of Third Wave, Hologic and the Purchaser, as well as customary closing conditions. The closing conditions provide, among others that, the obligation of the Purchaser to purchase the Shares in the Offer is subject to (i) the satisfaction of a minimum condition that, prior to the expiration date of the Offer (as may be extended from time to time), there shall be validly tendered in accordance with the terms of the Offer, and not withdrawn, the number of Shares that, together with the Shares then owned by Hologic and Purchaser (if any), and without giving effect to any Shares held by Third Wave as treasury stock, represents more than fifty percent (50%) of the then outstanding aggregate number of shares of Third Wave, plus, at the election of Hologic, an additional number of shares up to but not exceeding the aggregate number of shares of Third Wave common stock issuable upon the exercise of any outstanding option to purchase shares of Third Wave common stock that is vested or is expected to become vested by its terms (other than by reason of the Merger (as defined below)) on or before the expiration date of the Offer, any warrant to purchase shares of Third Wave common stock, or any other right to acquire shares of Third Wave common stock upon exercise or conversion thereof on or before the expiration date of the Offer including, without limitation, any shares issuable upon exercise of any restricted stock units of Third Wave or conversion of Third Wave’s outstanding convertible notes (the “Adjusted Outstanding Share Number”); (ii) certain of the representations and warranties of Third Wave continuing to be true and correct in all respects as of the expiration date of the Offer as though made on such date (except to the extent such representations and warranties are made as of a particular date) except where the failure to be so true and correct, individually or in the aggregate has not had, and would not reasonably be expected to have, a material adverse effect on Third Wave, and certain of the representations and warranties of Third Wave continuing to be true and correct in all material respects as of the expiration date of the Offer as though made on such date except to the extent such representations and warranties are made as of a particular date in which case such representations and warranties shall have been true and correct in all material respects on such date; (iii) Third Wave performing in all material respects it obligations and complying in all material respects with its covenants in each case in accordance with the Merger Agreement (as defined below); (iv) no court or agency shall have issued a temporary restraining order, preliminary or permanent injunction or other judgment or order and no law has been enacted which prohibits, restrains or renders illegal the consummation of the Offer or the Merger (as defined below), on and as of the expiration date of the Offer; (v) none of the following shall have occurred and be continuing (a) any general suspension of, or limitation on trading in securities on Nasdaq (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) any material limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other lending institutions, or (d) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; (vi) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any other applicable federal, state or foreign antitrust laws, rules or regulations; and (vii) that no Material Adverse Effect with respect to Third Wave has occurred between the date of the Merger Agreement and prior to the expiration of the Offer. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

The Offer is being made according to the Agreement and Plan of Merger, dated as of June 8, 2008 (the “Merger Agreement”), by and among Hologic, the Purchaser and Third Wave under which, following the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Third Wave with Third Wave surviving the merger as a direct wholly-owned subsidiary of Hologic (the “Merger”). As of the effective time of the Merger, each outstanding Share (other than Shares owned by Hologic, the Purchaser or any other wholly-owned subsidiary of Hologic, or owned by Third Wave or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement provides that the Purchaser may assign any of its rights under the Merger Agreement (including the right to purchase Shares in the Offer) to Hologic and/or to one or more wholly-owned subsidiaries of Hologic.

The board of directors of Third Wave has unanimously (i) determined that the Offer and the Merger are fair to and in the best interests of Third Wave’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and (iii) recommended that holders of Shares accept the Offer and tender their Shares in the Offer and, if required by Delaware law, adopt the Merger Agreement.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that the Purchaser will extend the Offer to the extent required by applicable laws, rules or regulations of the SEC or NASDAQ; and for one or more periods of not more than ten (10) business days until the earlier to occur of December 5, 2008 and the termination of the Merger Agreement in accordance with its terms, if at any expiration date any of the conditions to the Offer have not been satisfied. The Purchaser may extend the Offer for a subsequent offering period, in compliance with applicable securities laws, of not less than three (3) nor more than twenty (20) business days immediately following the expiration date of the Offer. In the event that more than fifty percent (50%) but less than ninety percent (90%) of the then outstanding Shares have been validly tendered and not withdrawn pursuant to the Offer on the expiration date of the Offer, the Purchaser is required to extend the Offer for a subsequent offering period of ten (10) business days immediately following the expiration date of the Offer.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the expiration date of the Offer and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after August 16, 2008. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the expiration date of the Offer. No withdrawal rights will apply to Shares tendered in a subsequent offering period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a subsequent offering period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1—“Terms of the Offer” of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Hologic, the Depositary, the Dealer Manager, the Information Agent, Third Wave or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Certain Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Third Wave has agreed to provide the Purchaser with Third Wave’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Call Collect: (212) 902-1000 Call Toll-Free: (800) 323-5678	501 Madison Avenue, 20th Floor New York, NY 10022 Banks and Brokerage Firms, Please Call: (212) 750-5834 Stockholders Call Toll Free: (877) 456-3510 Fax: (212) 750-5799

June 18, 2008